Exhibit 1.02

Conflict Minerals Report of Sturm, Ruger & Company, Inc.

This is the Conflict Minerals Report of Sturm, Ruger & Company, Inc. (“Ruger”) for calendar year 2016 (“Reporting Period”) in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934. Rule 13p-1 and Form SD require the disclosure of certain information if a company manufactures or contracts to manufacture products in which certain “Conflict Minerals” (as defined below) are present and necessary to the functionality of such products. “Conflict Minerals” are defined as cassiterite, wolframite, columbite-tantalite, gold, and their derivatives, which are tin, tungsten, and tantalum (“3TG”) mined in the Democratic Republic of the Congo and in the adjoining countries (“Covered Countries”). This report has been prepared by management of Ruger, and includes the activities of all divisions, which we are required to consolidate.

Ruger is one of the nation’s leading manufacturers of rugged, reliable firearms for the commercial sporting market. The only full-line manufacturer of American-made firearms, Ruger offers consumers over 400 variations of more than 30 product lines. For more than 60 years, Ruger has been a model of corporate and community responsibility. Our motto, “Arms Makers for Responsible Citizens,” echoes the importance of these principles as we work hard to deliver quality and innovative firearms. Ruger has been in business since 1949 and was incorporated in its present form under the laws of the State of Delaware in 1969. Ruger’s principal executive office is located in Southport, CT, and its manufacturing facilities are located in Mayodan, NC, Newport, NH, Prescott, AZ and Earth City, MO.

The process outlined in this Conflict Minerals Report describes Ruger’s efforts to comply with the mandates of Rule 13p-1.

RCOI/Due Diligence Process

Ruger conducted a good faith Reasonable Country of Origin Inquiry (“RCOI”) relating to 3TG contained within its products. This good faith RCOI was designed to determine whether any 3TG used in Ruger products originates in the Covered Countries and/or comes from recycled or scrap sources.

Ruger does not directly source any 3TG and is many levels removed from the mining, smelting, and refining processes. We therefore have very limited influence over these upstream suppliers. As a result, Ruger relies upon its direct suppliers to obtain information regarding the origin of any 3TG that is contained within Ruger’s products, including where possible, the smelters of the 3TG. Similarly, many of Ruger’s suppliers depend on their suppliers for this information. Ruger’s report is limited by the information regarding the source of 3TG provided by its suppliers. Ruger does not purchase raw ore or unrefined 3TG and makes no purchases in the Covered Countries.

As the first step in the good faith RCOI, Ruger worked to identify suppliers which were potentially providing materials and components that contain 3TG. This list has been refined over the last several years, and was further refined in 2016. Ruger reached out to each identified supplier and: (i) described the reporting obligations imposed by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and (ii) requested information regarding the presence and sourcing of 3TG used in the materials and components supplied to the Company during the Reporting Period. Suppliers were asked to provide this information through the use of the most recent EICC/GeSI Conflict Minerals Reporting Template.

Ruger followed an escalation process for suppliers who were non-responsive to the initial request, or who provided responses which were unclear or ambiguous. Ruger engaged further with certain suppliers, as needed, to ensure that the request was understood and complied with. Ruger then compared the smelters and refiners identified in the supply-chain survey against the list of smelter facilities which have been identified as Conflict Free by programs such as the EICC/GeSI Conflict Free Smelter program for 3TG. To the extent that additional information was required, Ruger followed up with various suppliers and sought additional detail.

Ruger has additionally included a conflict minerals inquiry as part of the vendor onboarding process, allowing Ruger to obtain information regarding sourcing of conflict minerals at the beginning of the relationship with any new vendor.

Conflict Minerals Disclosure

After conducting a good faith inquiry, Ruger has been unable to identify all smelters and refiners in its supply chain and the source of any 3TG that may appear in its products. The majority of Ruger’s suppliers have reported to Ruger that the materials they provide to Ruger do not contain 3TG that originates in the Covered Countries. A small number of suppliers have been unable to obtain 100% compliance from their supply chain, and therefore have not been able to provide complete responses. However, the information they provided does not appear to indicate that any of the materials these vendors supply to Ruger is derived from 3TG which originates in the Covered Countries.

Based upon the incomplete information received from its supply chain, Ruger has no reason to believe that any of the materials contained within its products contains 3TG which originates in Covered Countries. Ruger makes this determination based upon information provided by its suppliers, which has been evaluated and subjected to the above-described due diligence process.

This Report has not been subject to an independent private sector audit.

Ruger does not have a direct relationship with 3TG smelters and refiners, nor do we perform direct audits of entities that provide our supply chain with 3TG. In the next compliance period, Ruger intends to: (1) continue to encourage suppliers that provided company-level information for 2016 to provide product-level information for 2017 through ongoing outreach with suppliers; (2) engage with suppliers that provided incomplete responses for 2016 to help ensure that they provide requested information for 2017; and (3) continue to work with new suppliers during the onboarding process to ensure complete and accurate sourcing information regarding 3TG is obtained early in the relationship.

The Company may, from time to time, make forward-looking statements and projections concerning future expectations. Such statements are based on current expectations and are subject to certain qualifying risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. The Company undertakes no obligation to publish revised forward-looking statements to reflect events or circumstances after the date such forward-looking statements are made or to reflect the occurrence of subsequent unanticipated events.